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**AH 3/3/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03002787

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lane, Berry & Co. International, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 1 2003 WASH. D.C. 161

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Berry 617-624-7007
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion. is contained in this Report*

Kanter Troy Orleans & Wexler LLP
(Name - if individual, state last, first, middle name)

109 State Street	Boston	MA	02109
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert M. Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane, Berry & Co. International LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified, soley as that of a customer, except as follows:

Signature

Managing Director

Title

TRINH KIM MAI
Notary Public
My Commission Expires
March 28, 2008

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
FEB 21 2003
WASH, D.C. 161 SECTION

LANE, BERRY & CO. INTERNATIONAL, LLC
SEC FILE NO.: 8-65393
FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES FOR THE YEAR ENDED
DECEMBER 31, 2002

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

LANE, BERRY & CO. INTERNATIONAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Members of
Lane, Berry & Co. International, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC as of December 31, 2002, and the related statements of income, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kanter Troy Orleans & Wexler LLP

January 24, 2003

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$1,622,753
Accounts receivable	45,954
Prepaid expenses and other	52,065
Total current assets	1,720,772
Furniture and equipment, net of accumulated depreciation of $15,173	97,716
	$1,818,488

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 38,372
Members' equity	1,780,116
Total liabilities and members' capital	$1,818,488

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	$4,338,500
Expenses:	
Administration	701,404
Banking	1,594,775
Information technology	36,617
Marketing	18,120
Occupancy	151,853
Research services	23,502
Total expenses	2,526,271
Operating income	1,812,229
Other income (expense):	
Interest income	2,060
Depreciation	(15,173)
	(13,113)
Net income	$1,799,116

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$1,799,116
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,173
Changes in operating assets and liabilities:	
Accounts receivable	(45,954)
Prepaid expenses and other	(52,065)
Accounts payable and accrued expenses	38,372
Total adjustments	(44,474)
Net cash provided by operations	1,754,642
Cash flows from investing activities:	
Acquisition of furniture and equipment	(112,889)
Net cash used in investing activities	(112,889)
Cash flows from financing activities:	
Capital contributions from members	300,000
Distributions to members	(819,000)
Net cash used in financing activities	(519,000)
Net increase in cash and cash equivalents	1,122,753
Cash and cash equivalents, beginning of year	500,000
Cash and cash equivalents, end of year	$1,622,753

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, December 31, 2001*	$ 500,000
Contributions	300,000
Net income	1,799,116
Distributions	(819,000)
Balance, December 31, 2002	$1,780,116

* Balance on December 31, 2001 represents seed capital contributed on December 17, 2001, inception of the Company.

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Description of business

Lane, Berry & Co. International, LLC (the "Company") was organized under the laws of the Commonwealth of Massachusetts on December 17, 2001. Under this form of organization, the members' liability for the debts of the Company is limited.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and National Futures Association. The Company provides investment banking services to clients throughout the United States. The Company does not accept customer deposits, carry security accounts for customers or perform custodial functions related to customer securities.

2. Summary of significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

At times, the Company maintains cash and cash equivalents in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts, when required. On a periodic basis, the Company evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Furniture and equipment

Furniture and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

2. Summary of significant accounting policies (continued):

Revenues

Revenues consist of retainer and success fees, which are earned from mergers and acquisitions and other corporate financial advisory engagements. Retainer fees are recorded upon execution of, and in accordance with the terms of the engagement contracts. Success fees are recorded when the underlying transaction is completed under the terms of such engagements. For the year ended December 31, 2002, approximately 81% of the Company's revenues were derived from one client. No amounts were due from this client at December 31, 2002.

Functional allocation of expenses

The costs of providing the various investment banking services have been summarized on a functional basis in the statement of income. Accordingly, certain costs have been allocated among the respective services.

Income taxes

The Company is considered to be a partnership for federal and state income tax purposes and taxable income or loss is reportable by its members on their individual income tax returns. Accordingly, no provision or benefit from income taxes has been included in these financial statements.

3. Retirement plan:

The Company sponsors a 401(k) Plan, which covers substantially all employees. Under the terms of the Plan, the Company's contribution is discretionary. No such contributions were made in 2002.

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 800 percent. At December 31, 2002 the Company had net capital of $1,584,381, which was $1,579,381 in excess of its net capital required of $5,000.

5. Subsequent event:

On January 24, 2003, the Company executed a commitment to enter into a ten-year lease for certain office space. The commitment required payment of a security deposit in the amount of $350,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I
LANE, BERRY & CO. INTERNATIONAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Net capital	
Total members' equity qualified for net capital	$1,780,116
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(45,954)
Prepaid expenses and other	(52,065)
Furniture and equipment, net	(97,716)
Net capital before haircuts on securities position	1,584,381
Haircuts on securities	-
Net capital	$1,584,381
Aggregate indebtedness	$ 38,371
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	2.4%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$1,584,381
Net audit adjustments:	
None	-
Net capital per above	$1,584,381

SCHEDULE II

LANE, BERRY & CO. INTERNATIONAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Members of
Lane, Berry & Co. International, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Lane, Berry & Co. International, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governor of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kanter Troy Orleans & Wexler LLP

January 24, 2003